                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.__) 1


                    Number Nine Visual Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67052W105
                          -----------------------------
                                 (CUSIP Number)

                                William M. Kelly
                   Senior Vice President, Corporate Operations
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                          Mountain View, CA 94043-1389
                                 (650) 960-1980
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 8, 1998
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule-13G to report the acquisition which is the subject of this Schedule-13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule-13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

------------
         1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  6705W105                                         Page 2 of 9 Pages
          ----------                                            ---  ---

------ -------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Silicon Graphics, Inc.
                I.R.S. No.  94-2789662

------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*  (a)
                                                                             (b)

------ -------------------------------------------------------------------------
  3    SEC USE ONLY


------ -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)*

                WC

------ -------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

----------------------- ----- --------------------------------------------------
                         7    SOLE VOTING POWER

                                       3,395,454
      NUMBER OF
                        ----- --------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        0

                        ----- --------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                         3,395,454

                        ----- --------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER

                                       0

------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,395,454

------ -------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*


------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.8%

------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

                CO

------ -------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  6705W105                                         Page 3 of 9 Pages
          ----------                                            ---  ---

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule-13D relates is common stock, $0.01 par value per share of Number Nine Visual Technology Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 18 Hartwell Avenue, Lexington, Massachusetts 02173.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Silicon Graphics, Inc., a Delaware corporation, with its principal executive office at 2011 N. Shoreline Boulevard, Mountain View, California 94043-1389. The Reporting Person designs, manufactures, markets and distributes visual computing systems.

         The attached Schedule I is a list of the executive officers and directors of the Reporting Person, which Schedule-I is incorporated herein by reference. Such list contains the following information with respect to each such person:

              (a)  Name;
              (b)  Business Address;
              (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
              (d)  Citizenship.

         During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person has funded all advances made by the Reporting Person to the Issuer, and intends to fund all subsequent advances, under a secured subordinated convertible loan from internally generated working capital.

         The agreement to make the secured subordinated convertible loan is evidenced by a Securities Purchase Agreement dated May 7, 1998. The Reporting Person's initial advance to the Issuer was made on May 8, 1998. The loan provides for periodic advances from time to time up to an aggregate commitment of Nine Million Dollars ($9,000,000), with each advance to be evidenced by a promissory note convertible into shares of the Issuer's convertible preferred stock at a conversion price of $2.75 per share. The preferred stock is convertible into the common stock of the Issuer on a one-for-one basis, subject to adjustment as provided in the terms of the preferred stock. The securities purchase agreement, form of promissory note, security agreement and the terms of the preferred stock are attached as exhibits hereto. With respect to advances made by the Reporting Person under the loan, Issuer has executed and delivered to Reporting Person (a) a secured convertible promissory note dated May 7, 1998 in the amount of Three Million Dollars ($3,000,000), convertible into approximately

                                  SCHEDULE 13D

CUSIP No.  6705W105                                         Page 4 of 9 Pages
          ----------                                            ---  ---


1,131,818 shares of convertible preferred stock of the Issuer (convertible into the common stock of the Issuer on a one-for-one basis) and (b) a secured convertible promissory note dated May 13, 1998 in the amount of Two Million Dollars ($2,000,000), convertible into approximately 754,545 shares of convertible preferred stock of the Issuer (convertible into the common stock of the Issuer on a one-for-one basis). In addition, the Issuer has also issued to the Reporting Person a three-year warrant exercisable for shares of convertible preferred stock equal to three percent (3%) of the Issuer's common stock at an exercise price of $2.75 per share. The warrant is exercisable only if the Issuer pays any amount outstanding under the loan and the Reporting Person has not converted any portion of the loan into preferred stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has made the loan to the Issuer for investment purposes, principally to enable the Issuer to fund its ongoing product development efforts. The Reporting Person and the Issuer intend to explore the further development of a business relationship focused on advanced visualization technologies in personal computer markets. In connection therewith, the parties have entered into product development, marketing and license agreements, which provide, in part, for the development and marketing of a graphics board product. The parties contemplate that an extension of this relationship, if any, may include additional loans and/or acquisition of securities, and/or negotiation of broader product and technology agreements. There is no assurance that the parties will decide to extend the current relationship or, if so, whether they will be able to reach agreement on the terms thereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Assuming that the Issuer requests the advance of the total amount of the loan and the Reporting Person fully converts the promissory notes into preferred stock of the Issuer, the Reporting Person would beneficially own an aggregate of approximately 3,395,454 shares of the Issuer's common stock, or 28.6% of the total number of shares of the Issuer's common stock issued and outstanding on May 7, 1998. The number of shares beneficially owned by the Reporting Person assumes that (i) the Reporting Person will not demand payment of the promissory notes until September 30, 1998, the maturity date thereof;
(ii) interest will accrue on the promissory notes at the rate of 9% per annum from the date of issuance through the maturity date; and (iii) the Reporting Person will elect to convert both the outstanding principal and accrued interest thereon into shares of preferred stock at a price of $2.75 per share and provides notice to the Issuer to convert the preferred shares into common stock on a one-for-one basis. Due to the conditions precedent applicable to the Reporting Person's right to exercise of the warrants, the Reporting Person does not currently have the right to acquire beneficial ownership of any of the Issuer's securities under the warrant within 60 days in accordance with Rule 13d-3(d)(1) and, as a result, the number of shares beneficially owned by the Reporting Person does not include any shares of common stock of the Issuer which could be acquired by the Reporting Person under the warrant.

         The Reporting Person will have sole power to vote and dispose of all such shares, assuming such shares are issued. The Reporting Person will not have shared voting or dispositive power with respect to any of the Issuer's securities. To the best of the Reporting Person's knowledge, no person named on
Schedule I is the beneficial owner of any of the Issuer's securities. Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on Schedule I has effected any transaction in the Issuer's securities during the past 60 days. The Reporting Person has no present intention to convert any of the promissory notes into shares of preferred stock.

                                  SCHEDULE 13D

CUSIP No.  6705W105                                         Page 5 of 9 Pages
          ----------                                            ---  ---


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         The Securities Purchase Agreement, the Terms of the Preferred Stock and the Investor Rights Agreement contain various agreements and restrictions relating to the Issuer's securities. This summary does not purport to be complete, and it is subject to, and qualified in its entirety by reference to, all of the provisions of the Securities Purchase Agreement, the Terms of the Preferred Stock and the form of Investor Rights Agreement, which documents are incorporated herein by reference.

         The Purchase Agreement sets forth certain rights of the Reporting Person to (a) purchase securities of the Issuer if offered for sale by the Issuer to third parties other than the Reporting Person; and (b) observe board of directors meetings in a non-voting capacity. See the Purchase Agreement attached as an exhibit hereto for a further description of these provisions.

         The Terms of the Preferred Stock set forth certain restrictions on corporate actions by the Issuer without the prior consent of at least two-thirds of the holders of the preferred stock, including (a) creating any additional classes or series of capital stock senior to the preferred stock; and
(b) consenting to any merger, consolidation, sale, lease, abandonment, transfer or other disposition of all or substantially all of the Issuer's assets. The Terms of the Preferred Stock also provide that, as long as the Reporting Person holds shares of preferred stock equal to at least five percent (5%) of the Issuer's common stock, (i) the Issuer will not increase the size of its board of directors to a number in excess of seven and (ii) the holders of preferred stock will be entitled to elect one director to the Issuer's board of directors. No shares of preferred stock are currently issued and outstanding, and, accordingly, none of these rights are in effect. See the Terms of Preferred Stock attached as an exhibit hereto for a further description of these provisions.

         The Investor Rights Agreement, which is to be executed by the Issuer and the Reporting Person concurrently with the Reporting Person's conversion of any of the promissory notes or exercise of the warrant, sets forth certain rights of the Reporting Person relating to the registration of the Issuer's securities. In addition, the Investor Rights Agreement provides that, if the Reporting Person holds shares of preferred stock equal to at least five percent (5%) of the Issuer's common stock, the holders of preferred stock will be entitled to elect one director to the Issuer's board of directors. No shares of preferred stock are currently issued and outstanding and, accordingly, none of these rights are in effect. See the form of Investor's Rights Agreement attached as an exhibit hereto for a further description of these provisions.

                                  SCHEDULE 13D

CUSIP No.  6705W105                                         Page 6 of 9 Pages
          ----------                                            ---  ---


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit      Description
    -------      -----------
      No.
      ---

       A Securities Purchase Agreement dated May 7, 1998 between Silicon Graphics, Inc. and Number Nine Visual Technology Corporation

       B         Form of Secured Subordinated Convertible Promissory Note

       C         Series A Convertible Preferred Stock Purchase Warrant

       D Security Agreement dated May 7, 1998 between Silicon Graphics, Inc. and Number Nine Visual Technology Corporation

       E         Form of Preferred Stock Terms

       F         Form of Investor Rights Agreement

                                  SCHEDULE 13D

CUSIP No.  6705W105                                         Page 7 of 9 Pages
          ----------                                            ---  ---


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 18, 1998                     SILICON GRAPHICS, INC.



                                         By:   /s/  William M. Kelly
                                              ----------------------------------
                                              William M. Kelly
                                              Senior Vice President,
                                                            Corporate Operations

                                  SCHEDULE 13D

CUSIP No.  6705W105                                         Page 8 of 9 Pages
          ----------                                            ---  ---

                                   SCHEDULE I


Set forth below are the names, positions, business addresses and principal occupations of each executive officer and director of Silicon Graphics, Inc. Each of the persons named below is a citizen of the United States of America, except for Mr. Bishop, who is a citizen of Australia, and Mr. Watson, who is a citizen of New Zealand.


                                                                                      BUSINESS ADDRESS AND PRINCIPAL
                               NAME                                                     OCCUPATION OR EMPLOYMENT

Robert R. Bishop                                                    Chairman of the Board,
Director                                                            Silicon Graphics World Trade Corporation
                                                                    18, Avenue Louis Casai
                                                                    CH-1209, Geneva, Switzerland

Allen F. Jacobson                                                   Former Chairman of the Board and Chief Executive Officer
Director                                                            3M Corporation
                                                                    3050 Minnesota World Trade Center
                                                                    30 Seventh Street East
                                                                    St. Paul, Minnesota  55101-4901

C. Richard Kramlich                                                 Managing General Partner
Director                                                            New Enterprise Associates
                                                                    2490 Sand Hill Road
                                                                    Menlo Park, California  94025

Robert A. Lutz                                                      Vice Chairman, Chrysler Corporation
Director                                                            CIMS 485-15-20
                                                                    1000 Chrysler Drive
                                                                    Auburn Hills, Michigan  48326

James A. McDivitt                                                   Former Senior Vice President,
Director                                                            Rockwell International Corporation
                                                                    c/o Silicon Graphics, Inc.
                                                                    2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Lucille Shapiro, Ph.D.                                              Professor of Developmental Biology,
Director                                                            Stanford School of Medicine
                                                                    Stanford University School of Medicine
                                                                    Stanford, California  94305

Robert B. Shapiro                                                   Chairman and Chief Executive Officer,
Director                                                            Monsanto Company
                                                                    The Merchant Mart
                                                                    200 World Trade Center, Suite 900
                                                                    Chicago, Illinois  60654

James G. Treybig                                                    Former President and Chief Executive Officer,
Director                                                            Tandem Computers, Inc.
                                                                    c/o Silicon Graphics, Inc.
                                                                    2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389





                                  SCHEDULE 13D

CUSIP No.  6705W105                                         Page 9 of 9 Pages
          ----------                                            ---  ---


Richard E. Belluzzo                                                 Silicon Graphics, Inc.
Chairman of the Board and Chief Executive Officer                   2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Robert H. Ewald                                                     Silicon Graphics, Inc.
Executive Vice President, Computer Systems                          2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Keith H. Watson                                                     Silicon Graphics, Inc.
Executive Vice President, Worldwide Sales and Marketing             2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Kenneth L. Coleman                                                  Silicon Graphics, Inc.
Senior Vice President, Worldwide Customer and                       2011 North Shoreline Boulevard
Professional Services                                               Mountain View, California  94043-1389

Steven J. Gomo                                                      Silicon Graphics, Inc.
Senior Vice President and Chief Financial Officer                   2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

William M. Kelly                                                    Silicon Graphics, Inc.
Senior Vice President, Corporate Operations                         2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Forest Baskett                                                      Silicon Graphics, Inc.
Senior Vice President, Research and Development,                    2011 North Shoreline Boulevard
and Chief Technology Officer                                        Mountain View, California  94043-1389
